SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                               SCHEDULE 14D-9

                               (Rule 14d-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            --------------------

                            HARTMARX CORPORATION
                         (Name of Subject Company)
                            HARTMARX CORPORATION
                    (Name of Person(s) Filing Statement)
                            --------------------

                  Common Stock, par value $2.50 per share
                       (Title of Class of Securities)
                            --------------------

                                 417119104
                   (CUSIP Number of Class of Securities)
                            --------------------

                              Taras R. Proczko
              Vice President, Corporate Counsel and Secretary
                            Hartmarx Corporation
                            101 N. Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 357-5321
          (Name, address and telephone number of person authorized
            to receive notice and communication on behalf of the
                        person(s) filing statement).
                            --------------------

                              With a copy to:

                          Charles W. Mulaney, Jr.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700

 [X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.



HARTMARX REVIEWS PURPORTED FINANCING;
REITERATES DECISION TERMINATING DISCUSSIONS WITH LINCOLN


Chicago, September 21, 2001 - Hartmarx Corporation (NYSE: HMX) announced that after hearings held in the United States District Court in Chicago earlier this week, it has received and reviewed the documents provided by The Lincoln Company LLC related to its purported financing.

         Mr. Raymond Farley, Chairman of Hartmarx's Ad Hoc Committee of Independent Directors, stated: "The materials provided by The Lincoln Company confirm that Lincoln did not have arranged financing when it publicly announced its offer on August 13, 2001, and that they had no intent to commence and complete a $4.50 per share tender offer for Hartmarx within a reasonable period of time. The materials provided this week show that they do not have the financing arranged to fund such an offer."

         "Hartmarx's decision to terminate any further discussions with Lincoln stands. We remain convinced that Lincoln is not a company we can responsibly do business with."

         Since Lincoln announced its offer, in excess of 3,500,000 shares of Hartmarx stock have been traded.

         Mr. Farley concluded: "We will continue to defend our shareholders from Lincoln's false and misleading statements and will vigorously prosecute our claims against A. Robert Abboud, Spencer Hays, The Tom James Company and Lincoln. We will continue to work with our advisors, Bear Stearns, to explore all strategic alternatives to maximize shareholder value."

Hartmarx produces and markets business, casual and golf apparel products under its own brands including Hart Schaffner & Marx, Hickey-Freeman, Palm Beach, Coppley, Cambridge, Keithmoor, Racquet Club, Naturalife, Pusser's of the West Indies, Royal, Brannoch, Riserva, Sansabelt, Barrie Pace, and Hawksley & Wight. In addition, the Company has certain exclusive rights under licensing agreements to market selected products under a number of premier brands such as Austin Reed, Tommy Hilfiger, Kenneth Cole, Burberry men's tailored clothing, Ted Baker, Pringle of Scotland, Bobby
Jones, Jack Nicklaus, Claiborne, Evan-Picone, Pierre Cardin, Perry Ellis, KM by Krizia, and Daniel Hechter. The Company's broad range of distribution channels includes fine specialty and leading department stores, value-oriented retailers and direct mail catalogs.

         THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY.  IT
DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT
UNDER THE RULES AND REGULATIONS OF THE SEC.  HARTMARX'S
STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HARTMARX URGES ITS STOCKHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH PROPOSAL.

Contact:
                  for Hartmarx
                  Burson-Marsteller
                  Kirk Brewer 312/596-3456
                  Madalyn Freund 312/596-3439